

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 22**
> **Filed March 2, 2021**
> **Response dated March 2, 2021**
> **Response dated March 30, 2021**
> **File No. 024-10896**

Dear Mr. Behrens:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 22

General

1. We note your responses to our prior comments. If true, please supplementally represent to us that, with respect to every horse (including Collusion Illusion, Authentic, Lazy Daisy, Shake It Up Baby, and Mystique 17) represented in your filings, My Racehorse CA LLC, directly or indirectly, is engaged daily on key operating decisions and has approval rights over a broad range of day to day operational matters that directly impact the value of the lease agreements and co-ownership agreements. Please also revise your disclosure, for example in the risk factors section, to state, if true, that My Racehorse CA LLC, any series, the manager, and/or any of their respective affiliates intend that no series will hold assets in which the manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company

Act of 1940, as amended.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen